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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number      000-51418

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Equity Media Holdings Corporation

Full Name of Registrant
Coconut Palm Acquisition Corp.

Former Name if Applicable
One Shackleford Drive, Suite 400

Address of Principal Executive Office (Street and Number)
Little Rock, Arkansas 72211

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On March 30, 2007, Coconut Palm Acquisition Corp., a Delaware corporation ("Coconut Palm"), consummated a merger with Equity Broadcasting Corporation, an Arkansas corporation ("EBC"), in which EBC merged with and into Coconut Palm, with Coconut Palm remaining as the legal surviving corporation, pursuant to the Agreement and Plan of Merger dated April 7, 2006, as amended on May 5, 2006 and on September 14, 2006, among Coconut Palm, EBC and certain shareholders of EBC. Upon the closing of the merger, Coconut Palm changed its name to "Equity Media Holdings Corporation."

Prior to the merger, we were a shell company with no operations. After completion of the merger, we are unable, without unreasonable effort and expenses, to file our Form 10-Q for the three months ended March 31, 2007 on a timely basis. Based on the discussion above, we need additional time to prepare, review and complete our financial statements for the three months ended March 31, 2007 and other information required to be included in the first quarter Form 10-Q. We are working diligently to finalize our financial statements and we currently expect to file our first quarter Form 10-Q no later than the fifth calendar day following the prescribed due date.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Larry E. Morton	(501)	219 - 2400
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The merger on March 30, 2007, noted in Part III above, and the related transactions which took place in connection with the merger, will impact the reported revenues and expenses and therefore will result in changes in the operating results of the quarter ended March 31, 2007 compared to the quarter ended March 31, 2006. However, we have no completed our financial statements for the first quarter of 2007. Therefore, we are not in a position at this time to provide any reasonable estimate of any anticipated significant changes in the results of operations for the quarter ended March 31, 2007 compared to the quarter ended March 31, 2006.

Equity Media Holdings Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2007	By	/s/ Larry E. Morton

Larry E. Morton
Chief Executive Officer and President